Filed by Banco Santander, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Webster Financial Corporation
Commission File No.: 001-31486

The following is a transcript of the presentations made by the Executive Chair, CEO and Group CFO of Banco Santander, S.A. during the ‘2026 Santander Investor Day’ event, held on February 25, 2026. This transcript has been edited to facilitate reading and may contain errors.

Raul Sinha – Global head of Investor Relations

Good afternoon, and welcome to the Santander investor day 2026, I'm global head of investor relations, and it's my pleasure to welcome all of you here in London, and all of those who are joining us virtually.

      It's been three years since our last investor day, and the world is changing a lot.  It's time to talk about why we're well positioned for the future and for that, I'm honoured to introduce our management team, led by Ana Botin, our executive chair, Hector Grisi, our CEO, and José Garcia Cantera, our CFO.

      A few logistics points to highlight before we start, we're going to have a presentation from Ana followed by a presentation from Hector.

      Then we'll have a short break.

      After that, we'll have a presentation from José, and open up to your questions.  All the presentations will be available on our website shortly before the session starts, and the recording of this event will be available on our website shortly after the event is finished, and with that, Ana, over to you.

Ana Botin – Executive Chair

So good morning to everybody, and welcome to our Investor Day, it's the fourth for me.  I think for José also.

      And I would like to first begin by giving you an overview of our strategic targets and our plans.  Then Hector will follow, we'll have a coffee break, and then José will take you in detail through the balance sheet and also capital allocation.  I will then wrap up after that at the end.

      So I would like just to take a step back, and cover very briefly what's been the last 11 years, it's important, we have transformed Santander into a more simple, more effective, and more predictable Open Global financial services platform.  I would like to highlight four things that I think are especially important to show what's changed in a structural way, because it underlines what we believe will be an increasingly predictable performance and especially through the cycle, better performance than our peers.

      First of all, our operating model is now globally aligned.  It's more simple.  We have reduced complexity, we have fewer products, more common processes, and more automation.  This improves experience for our customers, we have seen that in our customer growth at the end, that's what creates value in a company, and, of course, at the same time reducing unit cost.

      By the way, this sounds easy.  It is hard.  And it is what people usually consider boring.  It's about changing the culture, it's about changing the way we run the bank in a very structural way.  Second, and the second is only possible if you do the first, we're now scaling common technology platforms.  That's at the heart of one transformation.  Scale in banking is not only balance sheet.  It's operational scale.

      The ability to build once and deploy across markets, improving both time to market, and cost to serve, and, of course, the customer experience.  We are the scale player in retail and customer banking across Europe and the Americas, and our global platforms allow us to harness scale at a global level, not just by country.

      My third point is equally important, and it's about our earnings mix, it's of higher quality, and higher predictability, we are growing fee generating, and capital light businesses, deepening customer primacy, and increasing hard currency exposure, which should lead to lower cost of equity, and lower volatility.  Lower structural cost of equity over time, and last but not least, our capital position creates optionality, we can invest, and he came back selective bolt on acquisitions where returns exceed buy-backs, and still maintain a sustainable distribution profile.  All these are structural changes that matter, because they reduce uncertainty, which is a cornerstone for assessing what ultimately drives the valuation of a bank overtime.

      So that is what's changed that's what's giving us a very solid foundation for the future, but it's equally important to say what has not changed.

      Our strategy remains the same.  We aim to be the best Open Global financial services platform so that we can help people and businesses prosper, and at the heart of that purpose is our responsibility, our responsibility to be there for our 180 million customers in good times and bad, and the wider responsibility to help tackle global challenges, to help our customers transition to a green economy, to give more people access to the financial system, and empower them to make prudent financial businesses, to support enterprise, and give people the skills to open businesses, we're one of the biggest supporters of universities in the world, and all of that is what drives economic growth, and ultimately, our shareholders' value over time.  I want to say very clearly, the world is changing but our principles are not, and we remain committed to being a responsible bank for our teams, shareholders, communities and teams.  So over the last decade, I think you can see that on the screen, I'm not going to spend a lot of time, but we have not just delivered the last three years, we have delivered on every single one of our three-year plans since 2015.  We are way behind, and our profitability was relatively low, it's now higher, we've built capital, we have set the foundations, I had just explained, and we are now, after what we called three years ago, a new phase of value creation, we're not quite sure how we call this period, we haven't really given it a name, I call it, it's about growth.

      I always tell our teams, you need to earn the right to grow we began at 16% going to over 20 percent profitability, we can now accelerate growth, and we're setting the bar even higher, this is also important because we're a bank, and the world is a complicated place, there's lots of uncertainty, markets could be volatile.  That's when Santander delivers better than peers, this is not about ten years or three years, this goes, as you can see in the bottom graph, since 1999.  That covers the global financial crisis and that compares with the best banks in Europe and the Americas.  We are as you can see, the lowest earning per share volatility, and very important, we have multiplied by eight our profits in that period, and accelerating, of course, the last couple of years, we're by far the least volatile bank but we also with one other US bank, the one that's grown profits more, and we have set the foundations to continue doing that for the next few years.  The other graph is important, because we're a balance sheet bank, we have credit risk.  Our pre-provision profit reaches a level that's three times our cost of risk, this shows the strength of our model and balance sheet, again, in a global environment where this is going to be increasingly important.

      I would also like to point out some of you, we've spoken about this, in '25, we have delivered in spite of the macro.  We were anticipating in our base case scenario in Brazil, which was not the one we had, and so the high rates were negative impact on our net interest income and cost of risk, we still delivered on our targets for '25.  So as I mentioned before, it's about customers and customer growth.  That's what makes a business sustainable.  You can see here that we have grown our customer base by 13 percent over the last three years, from 160 to 180 million, and we have grown revenue by 20 percent, from 52 billion to 62 billion, and with fees, again, growing faster than net interest income, the key behind this progress has been the execution of One Santander and also the network businesses, network businesses we call our corporate investment bank, wealth management and payments and all of these are increasingly operating as global platforms as I explained.  Openbank grew by 5, we'll explain later, there were some negative one-offs there, CIB by 27, wealth by 58 and payment by 23 percent.  One transformation, this is the past, I just want to make sure that I show this, because this is what I showed you three years ago, and we have done exactly what we promised, from 45.8 to 41.2 in '25, we have increased cost to leverage by 1.5, this increases the 300 million efficiencies that we specified three years ago in the US and consumer commercial, we have reduced our product offering by 61 percent, this is also a forward looking indicator, because that will deliver better numbers going forward, customer experience, and also financial numbers, our global and core businesses have reduced income by one point, we are growing in the fee-based capital light revenue while reducing unit cost, and global tech, again, a contributor to the cost income improvement as we deploy the shared platforms, and what's important, and this is the sort of headline, we're seeing higher revenue per customer, lower cost per customer, and near zero incremental cost for growth.

      Again, this is really important.  And obviously, as you will see, this will make our operating wider over the coming years, the team already gave you details, but we have now moved to a more conservative view of our cost base, there was a line that was difficult for you to predict, it will be much easier, because we are now fully allocating costs that were previously in other results, so everybody is going to be accountable, and this is very important.  It will mean that our efficiency will be a big focus, again, for the next cycle.

      So the Santander of tomorrow is underway this is our new financial North Star, it looks about the same.  But as you can see, the numbers are not the same as last time.  We have made strong progress, but we are raising our ambition.

      We still aim to deliver a compounding tangible book value per share through the cycle, with accelerating growth over the next three years.

      We aim to grow our profit to above 20 billion, improving RoTE to above 20 percent by 2028, through the execution of One Santander and, of course, the M&A we have done this year with the UK TSB in the UK and Webster in the US we are targeting EPS growth well into double digits from 2026 to 2028, and we will maintain our ordinary payout of 50 percent with cash dividend payout increasing to 35 percent from '27, so the second half of '27, on the profits of the first half, that will already be this higher payout of the cash dividend, and organic capital reinvested above 20 percent returns, excess capital above 13 percent CET1 will be distributed to shareholders, all of this, if you do the math, and you believe the numbers, which I hope you will do, cash DPS will more than double, as a result of this, our tangible book per share value growth will accelerate to high teens, up from our previous target of double-digit growth, and we will take you through that in more detail in a few moments, and we expect to end 2028 with a CET1 ratio above 13 percent.  So all of this is financial, it's our North Star, shareholders, you all own the company, but this is only possible if we have clear operational targets, we did this time bring you what is our key targets from an operational point of view, again, we strongly believe in our business model as a scale player in consumer and retail banking, customer growth matters.

      And so that is what you have in the centre, over 210 million customers by the end of '25, and importantly grow active customers from 106 million today to close to 125 million by '28.  That's a big number, by the way.  We aim to increase fees per active customer to 135 from 130 in '25, supporting a high single digit CAGR in fees, a key thing supporting these numbers is the deployment of Gravity and Gravity 2.0 including our one App, so Gravity and One App will be serving over 80 percent of our retail and consumer businesses by the end of '26.  Of course, operationally, one engine and which one journeys are key to scaling efficiently.  We will be able to offer a more personalised proposition at a structurally lower cost per active customer, which will fall by 17 percent by 2028.  To the outcome of these operational KPIs along with One Santander will increase revenue mid-single digits and lower costs in absolute terms in constant ours, excluding the M&A by the way, all the guidance that we are giving today, unless we say it includes M&A, doesn't include M&A, and it's in constant, except for the total profit, and a few other numbers.  Including M&A, deductible double digit growth.  So what is it that makes us different, we believe that our business model is unique.  It combines unmatched scale and in market scale in retail and consumer banking.  We have strong customer focus, we're diversified across the Europe and the Americas, more than 30 percent of our profit after tax comes from high growth, highly profitable global network businesses, all of this, when combined with three core pillars will deliver consistently for shareholders, so let me take one of these at a time.  First, the customer, we aim to be number one bank by number of customers in our footprint, our customer growth has taken us to above 210 million customers by '28.  Second one, transformation, there's a lot of upside in one transformation, changing the model to improve customer experience with a lower cost to serve, creating a positive flywheel that will continue to drive customer growth, and customer primacy.

      And, again, our network businesses, which will accelerate revenue growth, leveraging the network, increasing fees, across all these businesses.

      Of course, underlying all of this will continue our but in in capital allocation, continued investments in data and AI, and the acquisitions, all of that will drive the single digit growth, double including M&A with lower costs, let me go over each one of these four pillars, maybe not so briefly, Raul?  Let me start with customer growth, as you can see, lot of us focus on this, we will drive it by combining our leading local franchise built on trust with our scale and common platforms, creating the best customer experience using global, not loll platforms, we attract more customers, and increase primacy at a lower cost to serve, this is our flywheel, and that will drive growth in the future, this primary focus is clear, we will improve customer experience, increasingly with AI-enabled personalisation that's already being used across the bank, we will expand our customer base from today's scale to the next level, and very importantly, the integration of TSB and Webster will be a key focus for the next couple of years.  It will increase our market share in UK and the U.S., and help us to accelerate growth.

      So this is probably something that up the seen until now.

      If we include M&A, so Webster and TSB, our cost base at the end of '25, taking Poland out will have been 28.5 billion euros, our target for 28 is to be below 27 billion, and there are detailed plans behind these numbers, and that's the reason that we are showing them to you here, as we execute the plan, the benefits of one transformation that you will see are on a net basis, and I just wanted to make sure that you understand the effort, and what's going on behind the scenes, so there is inflation in many of our countries, quite high, there is investments in tech and AI, so if you take all of that into consideration , the execution of one transformation -- and, by the way, you're going to see with tech and AI separate, but here, you have tech and AI embedded in the one transformation.  That is an improvement in cost between 4 to 5 billion euros, okay?  The synergies from the integrations of TSB and Webster is 1.2 billion, so, again, this is one way of looking at one transformation.  This is another one, and the CEO will show you a bit more detail on this.

      So you can understand our plans better.  So the efficiency ratio, 45.3 percent, that's changed in reporting 2025, we have been more conservative, assigning our results to the businesses and the countries, so that 45 is comparable to the 36, that's 9 points of improvement in our efficiency over the next three years.

      So one transformation is the operating engine, I said that, that's what turns scale into structural advantage, and that will help us to reduce efficiency by 3 percentage points, we have broken out our investments in AI and tech, because that's something that we are already doing, I will cover AI in a minute, but that will enable us to become more efficient, reducing cost to income by around 1 point.  Our global technology platforms, Gravity, Gravity 2.0 will mean another two points in production, again, what's important is that we can absorb growth with very limited incremental cost, and this is a key part of what we're doing in the next few years and, finally, our network businesses, and here, we're increasing our cost, but efficiency is improving, as you can see, reducing cost income by 1 point, again, the network businesses is a bit of a different model, but efficiency also improves, and last but not least, TSB and Webster, that's another two percentage points from these two integrations by the end of the period.

      I wanted to show -- when we talk about one transformation, it's the whole bank, but it's really a program about retail and consumer, when you compare us with new banks and Revolut, tell us where we're better, and where they're better, and we'll get closer to them, believe me, this is the numbers, this excludes the network businesses, this is only retail, commercial, and consumer banking, here, the efficiency will go down to 34, actually, less than 34 percent, again, retail & commercial, and Openbank, digital players are in the 30 to 38 percent range, this is really important, this is why our ambition is to be one of the scale players in retail and consumer banking.

      We also do this, by the way, while operating 7,000 branches and we believe in the age of AI, this is differential, examine this is the best way for us to have the positive flywheel but also have that physical connection which we think will be more and more valuable as time goes by.

      So if you look at retail and commercial and open banking, how do we get from the around 15 to over 20 percent, one percentage point will come from the announced bolt ones, one percentage point from efficiencies, about one percentage point comes from growth, and about one percentage point from capital allocation.

      José will go into more detail on that, most of you know this, but allocating capital, in a dynamic way across geographies and across global businesses is something that we do better and better and so, again, every one of these levers has specific plans and this is how we get from the 15 to the over 20 percent. Our network businesses CIB, wealth and payments, a big driver of our fees. We said that a few years ago, this will continue to be the case, we will grow fees in high single digit CAGR, achieving a cost to income in below 43 percent in CIB, we are playing to our strengths, as we have said, we will keep CIB capital below 20 percent of the total, and the ROTE will be above 20 percent by 2028. In wealth, again, grow fee income double-digit CAGR, increasing private banking and asset management AUMs by over 20 percent, with ROTE above 60 percent. And last but not least, payments, where we aim to be a scale player, as an enabler, but also offering more and more to open markets, revenue, again, is expected to grow double-digit, actually, over 15 percent lowering costs per payment transaction by 40 percent, and expand our EBITDA margin close to 45 percent by 2028.  So the fourth pillar, which is our tech and AI, we will continue to invest, I just want to stress that this -- these investments, we are starting to see the benefits, that's 20 billion investments in both tech and AI, we will continue to investing at those rates, but there will be a lot more bang for the buck, but this is how we scale execution with control, Gravity is our foundation, our back end system, it removes reliance on legacy systems, creates a common architecture, Gravity already processed 1.3 trillion transactions per year, and covers 70 percent of Santander's technical operations, we have gone live in many countries, but there's one big country that will happen this year, Brazil, that's one of the big uplifts that we have in our plan as Brazil goes on to Gravity.

      We have already launched what we call Gravity 2.0, which is really important.  Gravity is not the end of the efficiencies.  Gravity 2.0 has already happened, or is happening in our payments hub.

      This is a global API, account to account that connects all our banks instantly, with Gravity -- as we take out literally hundreds, if not I think more than 1,000 applications, has been 16 percent.

      With Gravity 2.0, it means that what we're going to build on top of that, these numbers go up to 45, so this is not a PowerPoint, this has happened, we have the plans, and this is one of the platforms that will come on top of the Gravity back end solution.

      It is a very simple concept, it's build once, and deploy everywhere, and for those of you who follow this, it means integration costs go down to close to zero, that's the aim anyway, this is huge, and something that reduces duplication, strengthens operational resilience, so it's really a very, very powerful concept, which is on its way.

      In terms of AI, I think the slides have been broken up, so that you can follow them there, but we believe that we have a structural advantage in AI, it's not a given, but we are going to continue to make sure that that delivers according to our plans, we have strengthened our data and architecture, governance, which are the cornerstones of AI, but AI allows you to leverage our data, which is in multiple places around the world, without having to create a single, you know, what they used to call source of truth data lake, this is really important, our strategy is to use our decades long quality data proprietary data, our financial strength, and our customer relationships to integrate AI fully into our banking platform.  We see this at two levels, one is defensive, i.e., embedding AI for productivity reasons, we are already doing this across different parts of the bank, and we are also taking what we call an offensive stance, where we want to use AI to expand our reach.  I like to think of what we've done over the last ten years, I'm not allowed to say Legos, I'm not saying Lego, I'm saying building blocks, but let's call it Lego--like.  Sorry, I had to say it!

      I didn't say Lego, I said building blocks.

      So the building blocks are very simple.  We have a company called Ebury, which is already building its own agents, on processes that are very similar to what we have in our banks today, and these are the results.  Again, think of this as a building block that you can then scale, and if you think about AI in Santander in '26 and '27, it's about a lot of initiatives that are going on that have not yet scaled, but once they scale, the numbers are very, well, I would say very big.

      So these are back end processes, operational processes, ten percent of the processes, this is a company that's cross border effects for SMEs, 30 countries, single onboarding, based in London, ten percent of the processes meant 60 percent of the cost, we are building our own agents, and getting to numbers, it's early days, that could lead us to 50 percent reduction of cross-border payments costs, this is something that is not just Ebury that we are now working, and we have now our head of retail, and head of commercial, and José Luis, head of payments, please, talk to them, they know this well, but all these initiatives, if you take this together, over the year of the plan, we're aiming for a billion of which cost reduction around 700, and 300 in revenue enhancements, again, this is happening across the bank, but this is the year where we start to scale.

      Okay.  So the road map to over 20 billion profit, again, there's different ways of looking at this, this is the one that I think is important, if you think about hard currency, soft currency separating the bolt ones, hard currency grows by 3 billion, soft currency by 2, and the bolt ones by 2 this will take our profit from 13.1 to more than 20 billion by the end of 2028, this is, again, important because of the tangible book creation, the leakage will be reduced, and José will take you through that later.

      Again, this 20 billion in profit translates into an RoTE exceeding 20 by '28, and we believe we have further upside after the well, we are confident that our model is not ending in '28, in retail, our RoTE will increase above 21, in Openbank circa 16 percent, and the US as a country, we have said 18 percent, and Brazil RoTE will also improve to around the 20s.

      If you look at the network businesses, I already said, CIB above 20 percent, wealth above 60 and payments I mentioned already, the numbers, so, again, one transformation, with Gravity 2.0 which is only just beginning, we see further upside from '28 in terms of our profitability.  I would like to end by our capital discipline.  Our capital allocation framework and hierarchy will be a fundamental pillar of our strategy, as it has been for the last few years, as we move into this last phase, following the bolt on acquisition of TSB in the UK, and Webster, we are now at scale in all our core markets, when you combine in the market and global scale, we will be adhering to the capital hierarchy that prioritises profitable organic growth, above 20 percent, at the moment, followed by shareholder distributions, with a floor on distributions corresponding to a 50 percent payout, this means that throughout the plan, we will generate over 50 billion in capital to fund both profitable growth, and shareholder distributions, and we will return excess capital above 13 percent following this hierarchy.

      A brief reminder on our M&A this year, which will add 9 percent to our EPS growth or synergies, nine percent, these two bolt ons.  We have refocused our no matter what, when we exited Poland it's a great bank, great business, but there were better owners, the network effects were not as powerful as they should be, and the country happens with TSB and Webster, they were consistent with a capital hierarchy at a time when we did TSB at the time we did Webster, roughly the difference between buy-backs and the return on investment capital was about the same, a very significant five to six percentage points, it will allow us to in the case of TSB to take our local RoTE to close to 16, with a return on invested capital of close to 20 percent, increasing our market share in the UK to top three in mortgages, top three in personal current accounts. Acquiring Webster will enhance our local RoTE to 18 percent in 2028 for a return on invested capital of around 15 percent, this is a very good bank, and put you us top five by deposits in the northeast, and top five amongst the 25 largest banks in the US in terms of profitability in 2028.  As I mentioned already, our hard currency exposure will rise to 80 percent of the group's loans.  And we expect this mix shift to lower the group's cost of equity this is a bit more detail in what I just mentioned, you can see there, we're going from 75 percent to 80 percent in hard currency, this is really important, we think this is a the vulnerability shift in our model, and we expect, therefore, lower earnings volatility, and higher value creation, it's important that postTSB and Webster, we all expect all geographies to be more than 15 percent RoTE, which is something that we hadn't achieved before.  So am I supposed to be do this one now or at the end only.  Twice.

      Are you sure?  Okay.

      So I'm going to do the closing twice, right, okay.

      So bear with me, please. Our investment case is solid, we will increase EPS well into double digits from 2026 to 2028, accelerate value creation to the high teens, which at the time was ambitious, and more than double cash dividend per share by 28 from 25 levels, assuming that we will deliver, which we will, all the numbers that we are telling you today. What does this mean for shareholders, this will lead to cash DPS more than doubling by 28 from the end of 25, we will continue to grow tangible book value -- accelerating to high teens, increasing our RoTE to 17 to 20 percent on average, we do expect global FX headwinds, as we continue hedging subsidiaries, we will continue to be disciplined in upstream dividends, and increasing the proportion of TNAVps dominated in hard currencies, while continuing to return capital on accelerating shareholder value creation through 26-28.

      So just to end, we have a clear financial North Star, we're lifting our ambition for profitable growth, and value creation, and now you'll get a lot more detail from Hector, please..  the floor is yours.

Hector Grisi – CEO

Thank you for joining us today, it's a pleasure.  As you can see, Ana has aligned the ambition, not -- outlined the ambition, not a small one today, today, I will focus on how we're going to deliver it with the great team in front of me, and why we're so confident we'll be able to make it.  Okay, this, as you can see, you have seen it before, this is the go to model of the group, what we have built is a scalable, operating architecture, a scale customer focused, and diversification are the foundation of this.

      This is not complexity.  This is one integrated platform.

      The architecture is built and the engines are running.

      Now, this is about executing with precision to deliver higher RoTE and asset value creation.  Let me restate our financial ambition very clearly today.  Our North Star is to deliver an RoTE of above 20 percent by 2028, this is not about volume, it's not about financial engineering.  It's not about capital.  It's about capital allocation, it's about one transformation, and how we scale our business to allow value creation, this is as I said, is pure execution.  These are not stand alone targets, they are tangible outcomes of a model with the scale, primacy, and productivity reinforcing each other.

      This is how we become best in class for our customers.

      Three years ago, we set a clear plan, focused on value creation, discipline, and above all, centred in our customer, today, the message is simple, we have delivered, not partially, not selectively, we delivered on growth, on efficiency, on capital, and on shareholder returns and credibility is only built on execution and Santander has earned that credibility since our last investor day, we have accelerated our plan, we prioritised the customer to push one transformation further, and to focus on the entire organisation on driving higher value creation.

      We moved from improving performance to fundamentally reshaping the model.

      As Ana just mentioned, we have met every commitment that we made at investor day, on growth, efficiency, capital strength, profitability, and shareholder returns.

      This is how long-term credibility is built for an organisation.

      The reason that we delivered is simple.  We changed the model, we moved from operating as a federation of banks to become one Santander, a global customer driven platform.  Today, everything starts with the customer, we combine global scale with deep, local knowledge.

      We simplify what we offer.  We connect capabilities across countries, and we scale what works.  That is why we operate with one global way of working, we build a platform once, and deploy them everywhere, we develop data and AI centrally, and embed it across all our businesses, we industrialise processes instead of duplicating them by market.  This is what makes us a one stop shop financial partner, the objective is clear, grow our customer base, and primacy, becoming the main bank for our customers, with more than 180 million customers, primacy drives engagement, which improves revenue quality, and revenue quality drives sustainable returns.  You win on experience, primacy, and primacy, as I said, drives returns.

      As you know, we operate through five global businesses with a strong local presence, our brand is powerful, but it's not just about the brand recognition.

      This is about relevance, trust, and daily customer choice, we compete at scale, typically with minimum full market share, and a strong customer engagement, we rank among the top three NPS in eight out of the nine countries.

      Deep local presence gives us relevance, and global capabilities gives us scale.

      Together, they allow us to compete head-to-head with both peers -- means more consistent pricing discipline, and a better customer experience, our local success comes from empowered local teams, with local decision-making, close to customers, not from centralised dynamics.

      Growth does not require proportional cost growth, and this is fully supported by our robust balance sheet, CET1 stands at 13.5 percent, underpinned by organic capital generation, and discipline capital allocation, cost of risk is stable, asset quality continues improve, and pre-provision covers profit three times over -- this helps us to return value to our shareholders, in short, this is a franchise built not just to compete, but to lead across cycles.

      Since our last investor day, a key priority has been improving the quality of our revenue, and reducing the dependency of capital intensive growth, this is not just about fees versus NII, it's about shifting towards more recurring, capital light activities across the whole Group, retail, open bank, CIB, wealth, and payments, are driving this transition, increasing transactionalty, advisory, and other value-added solutions.  Around 60 percent of future revenue will come from these capital light businesses, this improves our revenue mix, lowers our RWA consumption, and essentially strengthens the returns.  At the same time, we actively rotate the balance sheet, securitising assets, and reallocating capital to higher returns segments, capital allocation is global, execution is local.

      This gives us resilience, and earnings stability across every single cycle, and in every different market.

      This is not five separate growth stories, our businesses reinforce each other, sharing capabilities, avoiding duplication, and scaling faster across all markets, this is one integrated model, becoming more profitable by design, and this is the first half of the equation.

      Between '22 and '25, costs remained broadly flat in real terms.  That did not happen by accident.  It happened because of simplification, network effects, and global technology.  One transformation is not a cost-cutting programme.  It is a redesign of our operating model, the consequence is that cost comes down.  As we moved towards '28, cost per active customer declines materially.  We continue converging platforms, embedding data and AI and industrialising our processes.  Let me give you a concrete example.  In Portugal, after implementing a unified CRM and embedding AI into our contact centre, conversion rates improved materially, more than 10 times, same teams, same market, better tools, higher productivity, that is a structural operational leverage.

On top of that, bolt-on are tangible synergies, TSB and Webster as Ana said, integrate into one operating model, one technology, and one cost base.

      And then the network effect reinforces everything.  As our global businesses work together, we avoid duplication and scale faster, when you combine higher quality, capital light revenue with lower cost per customer, network scale, and disciplined M&A synergies, the result is structural, operational leverage.  The model becomes more profitable by design.  Over the past three years, we focus on three things, number one, improving margins.  Number two, shifting the mix towards lighter capital revenues.  Number three, structurally simplifying the cost base.  And the foundations are built.  Moving above 20 percent RoTE is now a question of disciplined execution, business by business, and, now, let me now show you how.

      The path to above 20 percent RoTE is not driven by one transformational lever, it is the result of every single business improving its profitability and it's country by country.

      Our ambition is simple: To be leaders in profitability in every market where we operate.  We achieve that consistently across global businesses, being above 20 percent at this level is the natural outcome.

      In retail, we are improving RoTE by combining primacy with operational leverage, higher engagement drives fees and deposit strength, AI-driven pricing and simplification lowers the cost to serve, and this increases returns market by market.  In OpenBank, we serve 24 million auto customers globally.  That customer base is not only about financing vehicles, it's a network vehicle for cross-selling, increasing customer deposits, and also lowering the unit costs, this is what makes open bank RoTE sustainable.

      In CIB, we are increasing returns by shifting decisively towards fee intensive, capital light activities, advisory, capital markets, and transactional banking.  This improves revenue, and organic capital generation, thereby improving profitability.  In wealth, we will structurally enhance profitability by growing recurring advisory, and protection income and improving product manufacturing capabilities.

      In payments, we scale transaction volumes on shared infrastructure as volume increases, margins expand.

      That is pure operational leverage.

      One transformation laid the foundation, Gravity, our next generation platform, and AI, now scaled across the whole group.

      This is a layered effect, stronger revenue mix, better capital allocation, and disciplined execution reinforced across all businesses, after seeing how each business contributes to RoTE expansion, let me start with the largest and most important engine of the group, retail and commercial.

Retail is becoming a digital bank with branches, it is a structural redesign of how we serve our customers, we are moving from a traditional distribution product driven bank to a scalable, customer centric digital platform.  And -- on strong local franchises, and powered by global capabilities, the model is simple, combined with the physical struck, and the best personal advice at the moments that matter the most integrated in an orchestrated omnichannel model, digital is our primary channel for daily banking with the speed and simplicity powered by data and AI, branches, evolve into advisory and community hubs, focused on mortgages, SMEs, investments, and complex needs, they become relationship centres that sell value-added businesses, not service counters.

      This transformation activates two forces, first, customer primacy, to deeper engagement, resulting in higher transactionalty, and stronger fee generation, second, operational leverage, simplifying and automating processes and shared platforms, this basically lowers cost to serve.  This is about growing faster and better, now, let me show you how this translates into the execution.

      By 28, retail ROTE moves to above 21 percent, that's basically contributing clearly to the group's ambition of above the 20 percent, the improvement is measurable, and driven by multiple levels: first, it's revenue growth, supported by stronger advisory capabilities, and expansion of investment products, second, funding strength, transactional deposits will continue to increase, improving mix, and supporting the margins.  Third, scale and engagement. Total customers will grow steadily, reinforcing revenue per customer, fourth, structural efficiency. The cost to income ratio will fall below 35 percent, this is basically enabled by one transformation, based on, again, simplification, automation, global platforms, and the productivity gains.

      Profitability improvement is not just driven by higher leverage, or additional risk, it's driven by a much better mix, stronger productivity, and a very disciplined capital allocation.

      It's the natural outcome of a really stronger model, now, part of this improvement also comes from a disciplined execution of our bolt ones.

      Let me turn to the bolt on acquisitions, in the UK, TSB is about integration and simplification, we expect more than £400 million of synergies, one cost base, one operating model, this is disciplined execution and it drives structurally higher profitability, moving RoTE from 10 to 16 percent, in the U.S., Webster is even more transformational, it strengthens our commercial enterprise, improves scale, and enhances capital light fee growth, we expect 800 million dollars of run rate of operational simplification, it meets strict return criteria, and improves RoTE substantially from roughly 10 percent to around 18 percent, together, these bolt ones represent 1.5 billion euros in sustainable growth, these integrations are being executed under a single Governance framework with clear milestones, technology conversions, and already on the way with experience, and dedicated teams.

      Now, let me show you how these same discipline applies at the country level.

      As you know, Brazil is a key market for us, and we are in a key phase, the objective is clear, first of all, improve the business quality, and improve primacy to strengthen profitability, over time, Brazil was heavily driven by expansion, we are now rebalancing the portfolio, already deploying capital towards select, the -- SMEs, commercial and corporates, these are segments where relationships are deeper, fee intensity is higher, and returns are structurally stronger, this is disciplined capital allocation, take a minute, we are going to a stronger share of wallet, improving the funding mix, and stabilises the earnings.

      We are also simplifying the operating model, reducing product complexity, automating processes, and improving cost to serve, and we are leveraging our global capabilities Brazil has been also very strong in CIB and copters, we are reconnecting those capabilities for our global factories to improve the franchise.

      This is not a short-term adjustment.  It's not an evolution of the model, from volume driven growth to quality driven, cooperate efficient growth.  The path is clear, move towards 20 percent RoTE, as the business normalises, and then continue improving through transformation towards stronger returns, Brazil is not just about the cycle, it's about evolving the model, and strengthening the returns.

      Now, let's talk about commercial, which is one of the key drivers, or one of the biggest deltas, commercial is where primacy, advisory depth and capital discipline comes together, we are moving from a product-led model to our relationship-led data-driven approach, focused on high growth SMEs, and the difference is material.

A high growth SME can generate multiple times the margin of a standard SME, and when served with higher value solutions like direct lending or structural products, the margin can increase significantly.

In Spain, just 7 percent of high growth clients account for 20 percent of total income, that's the power of segmentation, for example, let's talk about the genetics subsector.  Nine companies generated around 7 million euros in total income in '25 because they required sophisticated advisory solutions.

      So we got primacy in two ways, first through transactionality, embedding Santander in daily activities, like payroll, cash management, trades, and second, through advisory, deploying specialised teams, and sector expertise to deepen these relationships, all any and all, becoming a trusted advisory of the customer.  This shifts the conversation from lending to a strategic partnership.

      It increases recurring fee income, strengthens deposit primacy, and strengthens capital allocation, commercial becomes a capital light, advisory driven capital growth engine, and is a key contributor to profitability.

      Now, let me return to Openbank which is not a volume story, it's about profitability.

      By '28, we expect open bank RoTE to reach around 16 percent, we do this by fully integrating automobility, consumer lending and digital banking on the one platform, evolving from a monoliner business to a multiproduct digital banking model, first, auto and mobility, we already are number one in auto lending in Europe and South America, and number three in North America, and we operate in 26 markets, that global presence allows us to serve manufacturers and partners at scale.

      Now, we expand beyond leafing into leafing infrastructure and the broader mobility ecosystem, serving manufacturers, dealers, and new mobility partners, second, is consumer lending.

      Through Openbank pay, we continue adding merchants, and entering new markets, in 2025, we alone reached over 2 million customers, in digital banking, we're scaling the platforms in Mexico, Spain, Germany, and the U.S., this drives revenue increase, and strengthens funding through deposit growth up 26 percent over the last three years, across all businesses, AI and platform consolidation improve engagement and productivity, and as we progressively replace legacy systems, and simplify our architecture, cost to serve declines by around 30 percent.

      In short, Openbank is evolving into a fully integrated, scalable digital banking platform that's capital efficient, and structurally much more profitable.

      And when we translate that into numbers, the path becomes very clear.

      So by 28, open bank scales materially, reaching around 35 million customers, at the same time, cost per active customer declines at double digital pace, driven by platform convergence, simplification of legal entities, and the embedding of AI across all the processes.

      As we move legacy complexity, and operate on one unified platform, productivity improves substantially, bringing efficiency ratio towards the low 30s, this improvement is not volume driven, it comes from cost discipline, a better deposit mix, and funding generation, not from increasing the risk.

      This is digital scale with capital discipline, a fully integrated platform becoming structurally more profitable as it grows.  Now, let's turn to CIB.

      Our ambition is to move CIB RoTE beyond 20 percent by 2028, while maintaining our low risk profile.

      Our strategy in CIB is working, it has been very successful, because we combined global factories with disciplined capital deployment and consistent low risk profile, first, growth based on value added solutions, we are celebrating the shift towards advisory, solutions-led, and capital-light activities across the three business lines.

      We will continue strengthening global industry groups, and product capabilities, connecting clients across regions, offering integrated solutions rather than isolated local products.

      Connectivity is a clear factor for this business, clients increasingly require capabilities, global liquidity solutions, and integrated capital markets access, and our global no matter what nightclubs us -- our global no matter what enables us to operate at scale, we connect the US with Latin America and Europe, strengthening our cross-border capabilities, we deploy capital with discipline, only where returns exceed the cost of capital, and we prioritise capital light, and recurring revenue streams, let me give you a concrete example, a listed North American company covered by our wealth team required a tailored linked solutions, global banking structured, and market executed through the US platform, this is our model, one integrated solution delivered globally.

      The result: Multimillion capital light fee income.

      Second, scaleability, we leverage our global platforms, data, and AI, to enhance pricing discipline, improve -- and simplify execution models, we're not changing the risk profile, we are scaling high value solutions globally, when we translate strategy into targets, the direction is clear.

      So by '28, we expect efficiency to improve to less than 43 percent.

      As our global businesses collaborate more closely, sharing FX capabilities, client flows, trade solutions, and cross-border regeneration, the network effects become increasingly tangible, fee income growth at high single digits outpacing balance sheet growth, at the same time, we're actively rotating the portfolio, towards higher vacuum, fee intensive solutions, and solutions-led businesses, over the last years, we have significantly reduced our waste, improving capital efficiency, and strengthening the overall fix, that portfolio rotation improves fix, strengthens the capital efficiency, and supports revenue growth without proportional RWAs expansion.

      Collaboration revenue across businesses is expected to grow meaningfully reinforcing network effects, revenue increases more than 8 percent, reflecting better capital allocation, and the improved mix, in the U.S., we expect continued revenue expansion, supported by enhancing connectivity, and scale.

      The objective is simple, sustain RoTE above 20 percent, improving revenue quality, capital efficiency, and operating scalability.

      CIB's growth is not about size, it's about connectivity, fee intensity, and disciplined capital deployment.

      Now, let's talk about Wealth, which is about recurring high quality capital-light growth.

      The objective here is very clear, it's accelerated growth while maintaining a strong RoTE, a strong RoTE level, we do this by focusing on fee-based scalable businesses, expanding capital light recurring revenue, with a model that scales efficiently across all our markets, how we deliver this?  Number one, we focus on high value added revenue pools, so we're intensifying our focus on insurance, probably one of the biggest deltas, retirement solutions and protection, benefiting from structural demographic trends, and generating stable, recurring fee income.

      We are also reinforcing our global alternatives franchise, responding to climate demand for diversification.  Number two, we elevate advisory through personalisation.  We are moving from product-led conversations to goal-based financial journeys.

This increases loyalty, share of wallet, and long-term value creation.

      Beyond wealth, our global family of services is a great example of it, number three, we built an integrated and scalable operating model, integrating insurance and asset management under a global platform based model, industrialising solutions, and we leverage on AI to improve productivity, and margins.

      Number four, we expand our global footprint -- we continue expanding in the Middle East and US while expanding our core markets, number five, leverage our network business model, we deploy global models to increase penetration across Santander's client base, and expand investment capacity via shared expertise, and when we translate that into metrics, the trajectory becomes very clear.

      So assets under management, will grow more than 20 percent, moving towards 650 billion, this is structural growth driven by deeper relationships, and stronger distribution, not market timing.

      Private banking will exceed 350 billion in AUMs with strong diversification across geographies, Spain remains core, and our offshore booking attracts customers, our combination of local presence, U.S., and offshore booking capabilities, and sophisticated products positions us strongly in LATAM and beyond.

      Asset management reaches around 375 billion, we diversified clients and continue penetration supported by our savings and investment platforms, product expansion as driven strong growth, particularly in Spain and LATAM distribution fees grow above 30 percent, that's supported by deeper penetration across the existent client base.

      Our deposit base represents an opportunity to shift balances towards investments, improving customer outcomes, and increasing fee generation. Gross written premiums to grow above 70 percent, as we penetrate our client base.  The key point is not just growth, it's quality growth, more fee generation, and more scalability, and within wealth, insurance is one of the most powerful drivers of growth, as I said, one of the biggest deltas.  We are building an integrated insurance platform, that brings together life, pensions, investment-linked products, and protection under one single execution model, at the same time, we are strengthening our role as trusted financial advisor, deepening lifetime customer relationships, our opportunity is not starting from zero, it's monetising, a large, loyal, and underpenetrated customer base. First, Santander retirement solutions, we are building a global platform for long-term savings and retirement.

In Spain alone, by focusing on life savings and pensions, we are increasing gross written premiums by 55 percent versus 24, narrowing the gap with our bank insurance peers.

      Second, embedded protection, we are integrating insurance into everyday banking interactions, generating scaleable, capital light income, and increasing incremental fees by more than 20 percent. In Brazil, for example, we are leveraging our strength in SMEs and commercial by protecting their employees through group insurance policies while expanding into health solutions.  Third, data and AI, by personalising and simplifying offers, we expect to increase protected customers by over 20 percent, maximising lifetime value.

In Mexico, where scaling life savings with high affluent and private banking, in AUMs by35% versus 24, finally, we are expanding into new revenue streams, including global health, and growth in the US and UK.  Together, this will generate more than 2 billion euros in PAT, and net fees by 28.  Insurance is not an add on.  It's a core, capital light growth engine for wealth.

      And, now, let's go to payments, which is about scaling transactions with operating leverage.

Payment solution is one of the highest growth, highest operating leverage businesses that we have today.  Today, EBITDA margins are around 35 percent. By '28, we move towards 45 percent, as convergence drives structural expansion, the strategy is straightforward.

      Combine fee-based growth, with platform scalability.

      We continue deploying our core global platforms across our no matter what, this supports issuing A to A and cross-border payments under a unified architecture.

      We process 45 billion transactions per year, around 3.8 billion per month. Customer activity, I could tell you, remains very strong, with spending up 6 percent in the combination of our markets, and balances are up 13 percent.

      We are migrating A2A and card processing to our global platforms and reducing the legacy systems, country by country, that lowers cost per transaction, and improves speed to market.

      Second, we are strengthening differentiation in SMEs, and global accounts in Iberia and LATAM, Getnet is the leading acquirer, through integrated software vendors, and payment facilitators.

      We are also enhancing FX and dynamic currency conversion, giving these capabilities to increase value-added services for merchants, payments is not just about processing transaction, it's about owning core flows, embedding ourselves in daily activities, and scaling margins structurally.

      And when we look at the numbers, the scalability becomes very clear.

      By 28, revenue grows above 15 percent, total transactions double, cost per transaction declines around 40 percent, Getnet targets margins above 50 percent, Getnet platforms above 30 percent, and Ebury sustains margins above 30 percent while growing strongly, payments is a the capital light technology driven business that supports higher, and more sustainable returns.

      One of the strongest value creation engines for the group.

      Everything that you have seen today comes together here, we have built a unique model, combining global scale, deep local knowledge, strong franchises, and disciplined capital allocation.

      That model is already generating stable, resilient returns.

      We are not changing direction.

      We are accelerating what already works.

      Now, we move to the next phase.

      A phase defined by execution with precision, precision in capital allocation and profitability, precision in cost discipline, precision in execution, precision in becoming one Santander, and this is the outcome.

      As you have seen, we have delivered, not selectively, not partially across the group -- across the next phase of value creation.

      Thank you very much

Raul Sinha – Global head of Investor Relations

Thank you, Hector, we have time for a short coffee break now.  We are going to be gathered here in 20 minutes.

Jose Garcia Cantera – Group CFO

Good afternoon everyone, and thank you for joining us.

      Let me start with a quick recap of the numbers Ana and Hector outlined, by 2028, we project a profit above 20 billion euros, and a return on tangible equity higher than 20 percent while reinvesting returns above 20 percent.

      A 50 percent payout, with a cash dividend rising to 35 percent from 2027, more than doubling cash dividend per share by the end of the plan, and a capital ratio around 13 percent taking them together, this supports high teens tnav per share plus dps growth by 2028 and double-digit EPS annual growth over the plan period.

      Operationally, it comes down to the following levers: More customers, over 210 million by 2028 with active customers up to around 125 million, better economic active customer fees to around 135 million euros, and costs down, and overall, through one transformation, we expect mid-single digital growth cost reduction per year on a constant basis, the logic behind this is a simple equation, scale, customer focus, and diversification, combined with customer growth, one transformation, and our network businesses will deliver operational leverage year after year, within our capital hierarchy, we have also executed three decisive transactions, the sale of Poland and the acquisitions of TSB and Webster will reshape our portfolio and our fundamental understanding of our financial trajectory over the next three years, together, this operational leverage and improved portfolio mix lifts returns on tangible equity and strengthens value creation, supported by disciplined capital allocation, today, I will focus on the specific levers that drive profitability, and accelerate shareholder value creation.  Let me frame the macro assumptions embedded in our guidance.

      Our plan is built on a prudent, not optimistic set of assumptions, we assume moderate GDP growth across our core markets, broadly between one to two percent over the next three years, with resilient labour markets.

      Inflation continues to normalise towards central bank targets, supporting real income, and enabling us to maintain our cost discipline.  On rates, we assume different paths, easing in markets, such as in Brazil, while remaining broadly stable in mature economies.  Overall, this is a balanced and conservative macro framework under which our targets are fully deliverable, resilient growth, normalising inflation, stable material market growth, and easing in developing markets, let me turn to the key drivers of the plan around four building blocks, first -- third capital discipline, and, finally, the outcome, accelerating shareholder value creation, let me start with the balance sheet, with a recent bolt on transactions, we have repositioned our balance sheet, we expect the loan book to reach around 1.2 trillion by 2028 but importantly hard currency exposures increases from roughly 75 percent in 2025 to around 80 percent, reducing volatility and improving the stability and predictability of returns through the cycle.

      Across segments, we continue to prioritise our core franchises.  Mortgages remain a stable anchor, SMEs and copters continue to show strong momentum, and CIB delivers well adjusted growth while remaining 20 percent of allocated capital, we expect to grow above the market, Latin America, should continue to grow at higher rates as banking rates is still relatively low, as shown on the right, growth is selective, and differentiated across markets.

      Fully consistent with our disciplined approach.  Importantly, we can deliver this growth with a structurally lower risk profile, looking at 2026 to 2028, group cost of risk is expected to remain stable at portfolio level.  At the same time, the mix post-M&A reduces cost of risk from around 1.15 percent during the last strategic cycle to around 1 to 1.1 percent over the next three years.  The key driver is the composition of growth, the majority of incremental lending will come from lower risk portfolios.

      Around 80 percent of the long book is concentrated in low risk segments, all operating with the cost of risk below the group average.

      Higher risk exposure remains limited and tightly managed.

      Medium to high risk portfolios represent less than ten percent of the loan book in these portfolios, we take risks selectively with a strict pricing discipline, and higher returns.  Turning to deposits, we're strengthening our franchise to build a more resilient, and lower risk funding structure, with TSB and Webster, we have scale, and structurally reduced the commercial gap, improving the balance sheet profile, as a result, the loan to deposit ratio is expected to expected to move down from 98 percent in 2025 to around 95 percent in 2028, we are enhancing the quality of the base, by improving relationships, and increasing the share of demand deposits, with a higher contribution from commercial and retail and open bank, the deposit base becomes more granular and diversified and the relative weight of CIB is reduced.

      As the mix improves and pricing discipline remains strong, we expect the average cost of deposits to trend down compared with the 2022 to 2025 average.

      For 2026 to 2028, we expect the average cost of deposits to be below one percent in Europe, 2 percent in the UK, and around 2 percent in the US.

      This reinforces funding resilience and supports margin stability through the cycle.

      Building on the strength of our deposit franchise, let me briefly address liquidity and funding resilience.

      Liquidity remains very strong across the group, we hold a strong liquidity buffer of around 340 billion euros of high quality liquid assets, 96 percent of which qualify as eligible.

      Well diversified by currency.  All metrics remain at comfortable levels, well above regulatory requirements, and we expect them to remain strong throughout the plan.  Our plan remains -- for Banco Santander, we expect to issue 15 to 20 billion euros of which close to 50 percent has already been executed.  2027, we require a similar, slightly higher amount, before declining to between 12 to 17 billion in 2028.

      Issuances will consist of senior preferred and senior nonpreferred instruments, replacing securities that lose regulatory eligibility, in addition, we expect to issue up to 2.5 billion new hybrids first year, 3 billion in 2027-2028 in line with projected RWAs growth.

Turning to another key lever of the balance sheet, we will manage interest rate sensitivity across the group, particularly in a lower rate environment, in 2025, the portfolio excluding Poland stood at 147 billion euros, 75 percent is dedicated to managing interest rate risk, while the remaining quarter supports liquidity, the portfolio is diversified across our main countries but let me focus on two markets in particular.  In Spain, the ALCO portfolio is around 50 billion euros, with an average yield of 3.3 percent, and -- in the UK, we protect margins through the structural hedge, the average balance in 2025 was around 105 billion pounds with a yield close to three percent, and durations above two years, and there is obviously clear opportunity to extend it over time.  This active balance sheet management provides meaningful protections and supports, low single digit NII growth in 2026 in both countries.

      We take a conservative and disciplined approach to FX risk management across the group, for capital, our policy is to hedge the capital ratio, by hedging excess capital in our subsidiaries, our capital exposure was around 18 billion euros, with a hedging cost of approximately 700 million euros, both the cost of hedging and pharmaceutics are expected to remain in line broadly with 2025, in terms of edgers, our P&L hedging is calibrated to our forward-looking view and reviewed regularly, for 2026, we have fully hedged the expected results from Mexico and Brazil, and partially hedged US and UK.  For 2027, Mexico is hedged at around 50 percent.

In short, the balance sheet is positioned to deliver growth with a structurally lower volatility, supported by stronger credit mix post-M&A, a resilient funding and an active interest rate and pharmaceutics risk environment, which protect earnings throughout the cycle, let me turn now to our growth profile.

      As you have seen, we have strengthened our NII resilience by reducing the balance sheet's sensitivity through disciplined actions and active hedge management, as a result, the group is now much closure to rate neutrality.

      Importantly, our objective is not to eliminate interest rate sensitivity entirely but to manage it actively and protect margins through the cycle.

      For a minus 100 percent parallel shift, NII sensitivity in euros has improved from around minus one billion in December 2023 to roughly a negative 530 million in December 2025, and we expect it to reduce further this year, similarly, interest rate rate improvements are observed across the Stirling and US dollar, while the Brazilian Real remains positive and supportive, just as importantly, relatively small changes in assumptions, such as the betas now translate into a much more limited impact on group NII than in the past.

      As we just saw on the previous slide, our active balance sheet management has allowed us to manage very different interest rate environments while protecting margings. From 2022 to 24, there were rate hikes, supportive for NII, partially offset by Brazil, where we have negative sensitivity to higher rates. Since 2024, the environment has become more challenging, developed markets have faced rate cuts, while Brazil has remained at elevated levels, even in that context, we have been able to defend our NII, this resilience represents structural discipline, and strict algo management, and the natural geographic diversification of the group.

      Looking ahead for 2026 to 2028, the rate environment becomes more balanced, overall, a rate profile is now more neutral, and less dependent on any single cycle, supporting a constructive outlook for low to middle to mid-single digit NII growth over the period.

      Now let me walk you through how we expect to expand NII over the period, we start from -- excluding Poland, or 3 billion higher on a per form abasis, we expect NII to grow in mid-single digits on a compounded basis, supported by volumes, lower rate sensitivity, improved funding, and our active algo management.

By business, retail will deliver low to mid-single digit growth, while Openbank grows at a low single digit rate.

By country, growth is also well diversified, Brazil, the U.S., and Chile benefit from a more supportive rate environment, and solid volumes, with Brazil expected to deliver mid-to-high single-digit growth, the US mid single digits and Chile low-to-mid single digits. In Mexico, strong customer activity and disciplined deposit pricing will support mid-to high single-digit NII growth.

As we discussed before, in the UK and Spain, we expect low single digit growth in 2026, and the UK should accelerate to low to mid-single digit through the plan.  Overall, this combination of lower structural sensitivity volumes, and active balance sheet management will support sustainable NII expansion through the cycle.

      Turning to fees, we expect high single digit growth over the next three years, supporting structural operational leverage.  Around 30 percent of the increase comes from high quality capital-light activities, our network businesses, wealth payments, and CIB, which are a key engine of fee growth, leveraging our global footprint, collaboration and scale, fees play a central role in the plan.

      They reduce the sensitivity to the rate cycle, and enhance the quality and diversification of earnings.

      By 2028, fees and other non-net interest income revenues are expected to represent around 30 percent of total revenue, up from 26 percent in 2022, and to contribute more than 40 percent of the total revenue growth over the next three years.

      At the same time, the recurrence ratio, fees to costs is expected to improve to around 65 percent by 2028, reinforcing the structural nature of our operational leverage.

      The result of this is a revenue that will rebalance in a more diversified and capital light-way by 2028, we expect to deliver a compounded mid-single digit annual growth rate over the 2025 to 2028 in constant euros and constant perimeter, across our global businesses, growth is broad-based over the plan, retail is expected to increase mid-single digit, CIB up between five to ten percent, Openbank at low single digits, wealth, at double digits, and payments above 15 percent.

      All expressed as compounded annual growth rates.

      Overall, fees are growing faster than NII as I just mentioned, enhancing revenue stability and predictability through the cycle, while supporting stronger operational leverage and sustainable returns.

      Costs are the other major lever on delivering profitable growth and our target is clear.

      Stability and productivity gains, we are taking actions to expand operational leverage in an environment where we could see some easing of inflationary pressures.

      Before moving forward, let me briefly clarify the different cost bases.  As we announced recently, we have changed the way that we report costs.

      We have reallocated certain charges previously reported in other results, mainly to the total costs line.

      This improves reporting, enhances cost control, and transparency and at the same time does not affect the group's profit or public targets announcements during the fiscal year '25 presentation.

      As a result, '25 total costs including TSB and Webster are around 28.5 billion, we are setting a target of reducing them to below 27 billion in 2028 with an efficiency ratio near 36 percent, as we expect to deliver 4 to 5 billion in efficiencies that together with bolt on synergies more than offset 3.5 to 4.5 billion in inflation and investments.

This is structural.  For example, personal costs which represented around 63 percent of total expenses in 2025, are expected to decline to 50 percent by 2028, reflecting the scale of our transformation.

These efficiencies together with bolt-on synergies underpin the higher operational leverage and support our profitability targets while we continue investing for growth.

Moving to asset quality and cost of risk, as I mentioned earlier, we expect cost of risk to remain broadly stable, across most of our portfolios, while the post-M&A country mix supports a lower group cost of risk.

We have exited Poland, which had a cost of risk of around 70 basis points, and acquired TSB and Webster with cost of risk of approximately 10 and 40 basis points respectively.  This improves our cost of risk, but the way Poland's cost of risk that I just said, the 70 basis points includes loan loss provisions related to Swiss franc mortgages, but the cost of operating in Poland, including Swiss franc provisions recorded below the long lost provision line was around 130 basis points in 2025, therefore, the overall impact of having exited Poland and having bought TSB and Webster is even higher than that implied by the cost of risk.

      Over the next three years of the plan, we assume a reduction in cost of risk at the group level to between 1 to 1.1 percent.

Now let me address the corporate Centre, we have taken efforts to reduce its size and its weight has declined from 13 percent to 2022 to approximately 8 percent in 2025. Looking ahead, we expect the corporate centre's weight to fall even further to around just five percent by 2028, driven mainly by cost actions.

The result is a leaner corporate centre and lower earnings volatility overall for the group.

      All these operational targets converge on our path to higher profitability.

      This is the road map from 16.3 percent tangible, or 15 on a underlying basis to 20 percent by 2028. First higher revenue contributes 3 to 4 percentage points to RoTE, NII will be grown through volumes and management, while accelerating fees and other revenue lines, improving the revenue mix. Second, lower costs are expected to add from 1 to 2 percentage points overall.  One transformation will keep driving structural efficiency gains through simplification, automation, and scale. The integration of bolt-on acquisitions, will generate material cost savings, and we expect to reach the full run rate of synergies from Webster by 2028, with 2029 being the first fully synergized year, creating additional upside beyond the current plan.

      Finally, a lower cost of risk will add up to one percentage point to RoTE.

      Over the last few years, four businesses have returned below the average return rate of the business, between 2026, to 28, we will expect to increase the profitability of these regions to above the Group, and this will help the overall improvement in the group's tangible equity. Spain, Portugal, Chile, and Mexico, are already operating at or above 20 percent RoTE and expected to remain at those levels. In the UK, TSB acquisition will increase RoTE to approximately 16 percent by 2028, similarly in the U.S., one transformation together with the acquisition of Webster will drive the similar step up, with RoTE rising to approximately 18 percent.

      In Brazil, we expect lower rates to support both NII and asset quality, driving and increasing RoTE from around 15 percent in 2025, to 20 percent in 2028.  And in open bank Europe, a business that benefits from lower rates, RoTE is expected to improve to around 14 percent in 2028, therefore, the path to above 20 percent RoTE for the group is broad-based, and supported across our core markets.

      With this profitability profile in place, the next question is how we deploy the capital to maximise value creation.

      We will continue to adhere to our rigorous capital hierarchy is that ensures that we maximise shareholder value, first, organic growth, we prioritize capital allocation to accelerate our strategy and strengthen market leadership, but only where returns are attractive and value accretive.

      Second, ordinary distributions.

      We maintain a 50 percent ordinary payout target but from 2027, we will increase the cash dividend component to around 35 percent of underlying profits, complemented by 15 percent through share buybacks subject to corporate and regulatory approvals.

Third bolt on acquisitions, we will only consider small bolt ones where there is a clear strategic and financial rationale with minimal capital investment.   We will require returns on investment capital above 15 percent, exceeding our cost equity and the current return from share buybacks, finally, as Ana said, we will return to shareholders any excess capital above 13 percent at the end of the plan.

This capital discipline is supported by a virtuous capital cycle that enhances profitability and maximises shareholder value creation.

      We ended 2025 with a return on tangible equity at 16.3 percent, from that starting point, capital is first allocated to our 50 percent ordinary payout, FX hedging, and supervisor requirements. The remaining capital is then available for disciplined redeployment, feeding a virtuous circle, every year, roughly one-third of the balance sheet matures, as assets rolloff.  We reinvest that capital as higher returns, targeting RoTEs above 20 percent.

In parallel, we rotate out of assets at a cost well below the cost of capital and reinvest into more profitable businesses.

Risk weighted assets stood around 330 billion in 2025, and are expected to grow at low single digit growth through 2028 below loan growth.

      This discipline asset rotation and reinvestment cycle supports the RoTE step up to above 20 percent by 2028.

Asset mobilisation is key to maximise capital productivity. In 2025, we relieved approximately 6 billion of capital through active portfolio management, around 3 billion came from asset sales, guarantees, credit protection, and other measures, only 2 billion came from synthetic securitisations, and a bit more than one billion from cash securitisations. The average cost of transactions was around 6 to 8 percent, generating a profitability uplift of more than ten percentage points with no net capital consumption.

      We are disciplined in how we grow risk weighted assets, focusing on capital efficient revenue.

      We have prioritised higher quality returns, increasing capital productivity.

      As a result, return on risk weighted assets has improved from 1.8 percent in 2022 to 2.4 percent in 2025 and we expect it to reach approximately 2.7 percent by 2028.

In parallel as I just mentioned, we continue to use asset mobilisations.

      From 2026 to 2028, we expect to mobilise between 30 to 35 billion per year, with roughly one-third through SRTs.

      The combination of improved returns and active asset rotation results in revenue growing faster than risk weighted assets, meaning a higher income generation per unit of capital.

      Here, we can see how our capital discipline works, and it links directly back to the capital hierarchy I have just laid out.  We used our capital optionality for two highly accretive bolt on acquisitions, through TSB and Webster.  Both transactions meet our strict criteria of capital allocation.

      They have a clear strategic and financial rationale, and each delivers a return on investment capital above 15 percent, above our cost of equity and the return that we can currently generate through share buybacks.

      Importantly, these acquisitions enhance our capital generation capacity while preserving balance sheet strength CET1 remains between 12 to 13 operating range in 2026, ending the year close up to the upper end, moving to above 13 percent in 2027.

      The key take away is that we are moving into a new capital cycle, between 2022 and 2025, we rebuilt capital with a clear focus on profitability, starting from around 12 percent in 2022, profit generation more than offset distributions, organic risk weighted asset growth and regulatory effects, taking us to 13.5 percent in 2025, around 100 basis points above the midpoint of our operating range.

      We now begin the 2026 to 28 strategic cycle from a stronger position, organic capital generation strengthens as profits increase on our path to above 20 percent RoTE in 2028.  Risk weighted assets are expected to grow at low single digits, as I just mentioned.

      M&A transactions represent around 150 basis points of capital consumption, and we expect a further 60 to 90 basis points from hedges, models, and other effects. Even after these effects, the capital ratio is expected to remain above 13 percent after 2026, creating a new layer of capital optionality, as we move towards our circa 13 percent target in 2028.

      In other words, we can fund growth, execute our capital priorities, and still maintain a stable and resilient capital position.

      Stronger balance sheet, higher profitability, and disciplined capital allocation set the stage.  Let me now turn back to our 2026 to 2028 commitments.

Looking back at our last strategic cycle, we delivered on our commitments, achieving double digit value creation over the period, we achieved a RoTE of around 16 percent, despite headwinds from FX and other factors, we delivered average value creation of approximately 14 percent between 2022 and 2025.

      Demonstrating our ability to execute consistently and create value through different market environments.

      Our ambition today is to accelerate it further over the next three years.

      We project TNAV plus dividend per share to accelerate to high teens over the plan, up from double-digit growth on average from the previous cycle, over the plan, we will increase return on tangible equity to between 17 and 20 percent on average, at the same time, we expect lower FX headwinds, as we maintain disciplined dividend upstreaming, and increasing the proportion of TNAV denominated in hard currencies.

In short, the plan is to compound tangible book value per share growth, while continuing to return capital and accelerating shareholder value creation through 2026 to 2028.

As we make public during our public 2025 results presentation, 2026 will be a transitional year for the Group.  In 2026, we completed the sale of Poland in the first quarter, and we will complete the acquisition of TSB in the second quarter, and Webster in the second half of the year, at the same time, we will continue running in parallel our legacy systems and platforms for a few months as we migrate our businesses to the global platforms, excluding these corporate transactions for 2026, we already expect an acceleration in operational leverage, we expect revenue to accelerate mid-single digits, lower cost in cost in euros, leading to operating jaws more or less double to what we reported in 2025. All in all, underlying profit of 14.1 billion with a capital ratio close to the upper end of our operating range.  Looking ahead into 2027, we expect revenue to grow double digits, profit increase in the mid-teens, and capital above 13 percent and in 2028 RoTE above 20 percent.

      Let me close reiterating our financial objectives for the next three years, in addition to the profit increase that I have just mentioned to above 20 percent, and the profit conceding 20 billion by 2028 based on our disciplined approach to capital allocation, we will maintain a 50 percent ordinary payout but we will increase the cash dividend, more than doubling cash dividend per share by 2028 from 2025 levels, at the same time we will end the period with a capital ratio of around 13 percent at the top end of operating range.  All of this will help us to accelerate value creation through the plan, reaching high teens TNAV plus dividend per share by growth 2028, and double-digit annual growth EPS.  This is a plan designed to consistently compound value, driven by stronger balance sheet disciplined growth, structural efficiency, and rigorous capital allocation.

      Thank you very much for your attention, I will now hand it back to the executive chair for her closing remarks, after which the chair, the CEO and myself will be happy to take questions.  Thank you very much.

Non-IFRS and alternative performance measures

Banco Santander, S.A. (“Santander”) cautions that this presentation may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods.

Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR.

For more details on APMs and non-IFRS measures, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2025/
sec-2024-annual-20-f-2024-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) 2025 Annual Report, published on the date hereof.

Forward-looking statements

Santander hereby warns that this presentation may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non-financial information. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this presentation), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume:

•	general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine, the uncertainties following the ceasefire agreement in the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;

•	exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;

•	exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);

•	potential losses from early loan repayment, collateral depreciation or counterparty risk;

•	political instability in Spain, the UK, other European countries, Latin America and the US;

•	changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;

•	legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;

•	acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;

•	climate-related conditions, regulations, targets and weather events;

•	uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law;

•	our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and

•	changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.

Additionally, Webster Financial Corporation’s (“Webster”) and Santander’s actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Santander’s filings with the SEC: (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made.

Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.

Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.

ADDITIONAL INFORMATION ABOUT THE ACQUISITION OF WEBSTER AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, SANTANDER, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Santander through the website maintained by the SEC at http://www.sec.gov.

No offer or solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this communication. By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.

Participants in the solicitation

Webster, Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Santander is set forth in (i) Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Director Nominees”, “Director Independence”, “Non-Employee Director Compensation and Stock Ownership Guidelines”, “Compensation and Human Resources Committee Interlocks and Insider Participation”, “Executive Compensation”, “2024 Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on April 11, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000015/wbs-20250411.htm, and (ii) Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 28, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm.  To the extent holdings of each of Webster’s or Santander’s securities by its directors or executive officers have changed since the amounts set forth in Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders and in Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC and on Santander’s Annual Report on Form 20-F for the year ending December 31, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus of Webster and Santander and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing mentioned in this presentation should be taken as a profit and loss forecast.

Third Party Information

In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this presentation, and in case of any deviation, Santander assumes no liability for any discrepancy.